1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 29, 2026	www.integraresources.com

INTEGRA RECEIVES FINAL APPROVAL OF EXPLORATION PLAN OF OPERATIONS FOR THE WILDCAT
DEPOSIT, ADVANCING NEVADA NORTH PROJECT TOWARD PRE-FEASIBILITY STUDY

Vancouver, British Columbia - April 29, 2026 - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has received the National Environmental Policy Act ("NEPA") Decision Record and Reclamation Permit approving its Exploration Plan of Operations (the "EPO") for the Wildcat deposit ("Wildcat" or the "Wildcat Deposit") located in Pershing County, Nevada. This approval represents a significant permitting milestone for this component of the Company's Nevada North Project ("Nevada North" or the "Project"), which includes both the Wildcat and Mountain View gold deposits, situated approximately 26 miles west of the Company's producing Florida Canyon Mine ("Florida Canyon").

The NEPA Decision Record, submitted by the United States Department of the Interior Bureau of Land Management (the "BLM") Humboldt River Field Office, authorizes the Final Environmental Assessment and the associated Finding of No Significant Impact (the "FONSI") for the Wildcat Deposit. The Reclamation Permit, granted by the Nevada Division of Environmental Protection's Bureau of Mining Regulation and Reclamation (the "BMRR"), authorizes expanded exploration and development activities at Wildcat under a comprehensive EPO and establishes appropriate financial assurance based on an agency-reviewed reclamation cost estimate. This milestone follows the previously announced approval of an EPO for the Mountain View deposit earlier this year, further demonstrating continued permitting advancement across the broader Nevada North Project portfolio.

Highlights:

  Major Permitting Milestone: Approval of the Wildcat EPO marks a significant step forward in advancing Nevada North toward development.
  Expanded Operational Flexibility: The EPO allows for a significant increase in the scale and flexibility of permitted exploration disturbance, enabling more efficient and comprehensive exploration and site activities compared to prior, more limited exploration authorizations.
  Advancing Toward PFS and Advanced Permitting: Work is underway to advance Nevada North from the 2023 Preliminary Economic Assessment ("PEA") stage toward a Pre-Feasibility Study ("PFS"), targeted for completion in H2 2027.
  Strategic Location: Nevada North is located approximately 26 miles west of the Florida Canyon Mine, highlighting potential future operational synergies and regional consolidation opportunities.
  Supportive United States ("U.S.") Regulatory Environment: The approval underscores continued progress within a constructive permitting framework in Nevada, one of the world's leading mining jurisdictions.

George Salamis, President, Chief Executive Officer and Director of Integra, commented:

"The approval of the Exploration Plan of Operations for Wildcat is a pivotal milestone for Integra and a strong endorsement of the quality and potential of our Nevada North Project. Alongside the previously permitted Mountain View deposit, this achievement reflects meaningful and sustained permitting progress in a highly supportive jurisdiction. The Project's proximity to our Florida Canyon operation further reinforces the strategic importance of Nevada North within our growing U.S. portfolio. This approval significantly enhances our ability to execute larger-scale, more efficient exploration and development programs at Wildcat as we advance Nevada North toward the next stage of technical and economic evaluation. With work now underway to progress from the 2023 PEA to a PFS, we are well positioned to continue unlocking value from this emerging gold district.

Importantly, Florida Canyon delivers consistent gold production and cash flow, enabling us to internally fund advancement across our broader portfolio. This includes continued permitting and technical progress at both the DeLamar Project and Nevada North, reinforcing our strategy of building a scalable, multi-asset gold platform in the U.S."

Nevada North Project Advancement

The Nevada North Project, comprised of the Wildcat and Mountain View deposits, represents a key growth pillar for Integra in Nevada. The Project was the subject of a PEA completed in 2023, which outlined the potential for a scalable, open-pit, heap leach gold operation.

View the Nevada North 2023 PEA here:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2024/10/43-101_wildcat_and_mountain_view_vf_sm.pdf

View the Nevada North location map here:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/WC-NR-Fig-EPO-Boundary-2026-04-27.pdf

Integra is currently advancing technical studies and baseline work to support a PFS, with completion targeted for the second half of 2027. The PFS is expected to incorporate updated resource models, optimized mine planning, and enhanced Project economics.

With the successful transition to gold production with the acquisition of the Florida Canyon Mine, Integra has established a strong, internally funded growth platform. Cash flow generated from the Florida Canyon Mine is being reinvested into the advancement of the Company's key development assets, including the DeLamar Project in Idaho and the Nevada North Project, supporting ongoing technical studies, drilling, and permitting initiatives. This self-funded model is expected to continue underpinning Integra's strategy of advancing multiple high-quality projects within the Great Basin.

About the Wildcat Exploration Plan of Operations

The approved EPO and Reclamation Permit provide a comprehensive framework for exploration and site activities at Wildcat, including the construction of drill roads and pads and the execution of expanded drilling programs. The Reclamation Permit includes an initial phase of disturbance, with provisions for additional phased expansion subject to bonding and regulatory requirements. Forthcoming modifications to the EPO will facilitate more in-depth hydrogeologic and other field studies that will build on preliminary data collected under notice-level authorization.

This expanded authorization represents a meaningful evolution from earlier, more limited exploration permits and is expected to materially improve the Company's ability to advance the Project efficiently.

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the receipt, maintenance and benefits of permits and approvals, including the EPO and Reclamation Permit; the anticipated scope and timing of exploration, development and reclamation activities; the expected timing of a PFS for Nevada North, the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.